[RFC LETTERHEAD]

September 17, 2009

Pamela Long, Assistant Director
Ernest Greene, Staff Accountant
Rufus Decker, Accounting Branch Chief
Sherry Haywood, Staff Attorney
Craig Slivka, Special Counsel
Mail Stop 4631
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

RE:	Renewable Fuel Corp
Form 10
Filed July 20, 2009
File No. 000-53732

Dear Ms. Long, Ms. Haywood, and Messrs Greene, Decker, and Slivka:

On July 20, 2009, Renewable Fuel Corp (the “Company”) filed a registration statement on Form 10 (the “Form 10”) under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), File No. 000-53732.

The Company hereby requests immediate withdrawal of the Form 10, along with any amendments and exhibits.

The Company believes that withdrawal of the Form 10 is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)) before the Company has had an opportunity to fully respond to the comments of the Commission staff. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.  As discussed with the Commission Staff, the Company intends shortly to file a new Form 10 registration statement which responds fully to the comments of the Commission Staff.

It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this request, please contact the undersigned, Richard S. Henderson, President, or William VanVliet, Chief Executive Officer, at (702) 989-8978.  Thank you for your assistance in this matter.

Very truly yours,

RENEWABLE FUEL CORP

By:      /s/ Richard S. Henderson
Name: Richard S. Henderson
Title: President

cc        C. Parkinson Lloyd, Esq., Durham Jones & Pinegar, P.C.